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                                                                Exhibit 99.B10



                                               VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                                               222 NORTH LASALLE STREET
                                               CHICAGO, ILLINOIS 60601-1003
                                               312-609-7500
                                               FACSIMILE: 312-609-5005

                                               A PARTNERSHIP INCLUDING VEDDER,
                                               PRICE, KAUFMAN & KAMMHOLZ, PC.
                                               WITH OFFICES IN CHICAGO AND
                                               NEW YORK CITY

                                               December 9, 1996




VEDDER PRICE

Kemper National Tax-Free Income Series
222 South Riverside Plaza
Chicago, Illinois 60606

Ladies and Gentlemen:

     Reference is made to Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A under the Securities Act of 1933 being filed by Kemper National Tax-Free Income Series (the "Fund") in connection with the proposed public offering of units of beneficial interest, no par value ("Shares"), in the Kemper Municipal Bond Fund (the "Portfolio").

     We have acted as counsel to the Fund, and in such capacity are familiar with the Fund's organization and have counseled the Fund regarding various legal matters. We have examined such Fund records and other documents and certificates as we have considered necessary or appropriate for the purposes of this opinion. In our examination of such materials, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us.

     Based upon the foregoing and upon the opinions dated February 5, 1988 and October 28, 1994 from Ropes & Gray of Boston, Massachusetts, and assuming that the Fund's Amended and Restated Agreement and Declaration of Trust dated May 27, 1994, the Written Instrument Amending the Agreement and Declaration of Trust dated November 1, 1994, and the By-Laws of the Fund adopted January 28, 1986 are presently in full force and effect and have not been amended in any respect and that the resolutions adopted by the Board of Trustees of the Fund on January 28, 1986 and July 13, 1994 relating to organizational matters, securities matters and the issuance of shares are presently in full force and effect and have not been amended in any respect, we advise you and opine that
(a) the Fund is a duly authorized and validly existing voluntary association with transferrable shares under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of Shares in the Portfolios; and (b) upon the issuance of the Shares in accordance with the Fund's Amended and Restated Agreement and Declaration of Trust and the receipt by the Fund of a purchase


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VEDDER PRICE

price not less than the net asset value per Share, the Shares will be legally issued and outstanding, fully paid and nonassessable (although shareholders of the Fund may be subject to liability under certain circumstances described in the opinion from Ropes & Gray).

     This opinion is solely for the benefit of the Fund, the Fund's Board of Trustees and the Fund's officers and may not be relied upon by any other person without our prior written consent. We hereby consent to the use of this opinion in connection with said Post-Effective Amendment.


                                        Very truly yours,


                                    /s/ VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                                        ---------------------------------
                                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ

COK: sfj




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